Jeremy D. Glaser 858 314 1515 jdglaser@mintz.com	3580 Carmel Mountain Road Suite 300 San Diego, CA 92130 858 314 1500 mintz.com

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE PLACEHOLDER “[***].”
August 3, 2020
VIA EDGAR AND COURIER
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Office of Healthcare & Insurance

Re:	Inhibrx, Inc.
Registration Statement on Form S-1
File No. 333-240135
Ladies and Gentlemen:
On behalf of Inhibrx, Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 23, 2020 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-1, originally confidentially submitted to the Commission on June 26, 2020 and subsequently filed by the Company with the Commission on July 28, 2020 (File No. 333-240135) (the “Registration Statement”), we submit this supplemental letter to further address comment 2 of the Comment Letter.
Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.
The supplemental response set forth below is based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company. For the convenience of the Staff, we have recited the prior comment from the Staff in italicized type and have followed the comment with the Company’s response. All capitalized terms not otherwise defined herein have the meaning ascribed to them in the Registration Statement.

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BOSTON	LONDON	LOS ANGELES	NEW YORK	SAN DIEGO	SAN FRANCISCO	WASHINGTON
MINTS, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

MINTZ

August 3, 2020

2.
Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price or range. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

The Company respectfully submits the below additional information to assist the Staff in its review of the Company’s determination of the fair value of its common stock underlying its outstanding equity awards and the reasons for the differences between the recent valuations of its common stock and the estimated offering price for its initial public offering (“IPO”).
Preliminary IPO Price Range
The Company advises the Staff that it preliminarily estimates a price range of approximately $[***] to $[***] per share (the “Preliminary Price Range”) for its IPO (after giving effect to a one-for-[***] reverse stock split that the Company plans to implement prior to effectiveness of the Registration Statement (the “Reverse Stock Split”)). The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change. All share and per share numbers in this letter are on a post-split basis.
Summary of Recent Equity Awards
Since March 31, 2019, the Company has granted the following equity awards to its employees, consultants and members of its board of directors (excluding a de minimis number of options that were forfeited, but including a de minimis number of options that were exercised):

Grant Date	Type of Award	Number of Shares Underlying Awards	Per Share Exercise Price of Award	Per Share Fair Value of Common Stock on Grant Date
July 30, 2019	Option	146,121	$[***]	$[***]
April 21, 2020	Option	520,069	$[***]	$[***]
The number of shares of common stock underlying each option grant has been adjusted to give effect to the Reverse Stock Split by dividing the number of original shares subject to the option by [***] and rounding down to the nearest whole share on a grant by grant basis, and the exercise price of each option grant has been adjusted by multiplying the original exercise price of each option by [***] and rounding up to the nearest penny.
Historical Determinations of the Fair Value of Common Stock
As there has been no public market for the Company’s common stock to date, the estimated fair value of its common stock has been determined by the Company’s board of directors (the “Board”) as of

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the date of each option grant, taking into account input from management, the Company’s most recent third-party valuations of its common stock and the Board’s assessment of additional objective and subjective factors (described on pages 96-97 of the Registration Statement) that it believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant. The Board determined that the fair value of the Company’s common stock on the date of grant of the options issued on July 30, 2019 was $[***] per share based, in part, on a third-party valuation of the Company’s common stock performed as of July 26, 2019 (the “July 2019 Valuation”), which indicated that the fair value of the Company’s common stock as of July 1, 2019 was $[***] per share. Additionally, the Board determined that the fair value of the Company’s common stock on the date of grant of the options issued on April 21, 2020 was $[***] per share based, in part, on a third-party valuation of the Company’s common stock performed as of December 31, 2019 (the “December 2019 Valuation”; referred to collectively with the July 2019 Valuation, the “Valuations”), which indicated that the fair value of the Company’s common stock as of December 31, 2019 was $[***] per share.
The Valuations were performed in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid, and the Internal Revenue Code Section 409A in relation to the valuation of privately-held equity securities issued as compensation.
The July 2019 Valuation was prepared using a hybrid method, a combination of the probability-weighted expected return method (“PWERM”), current-value method (“CVM”) and the option pricing method (“OPM”), which considered two future-event scenarios: an IPO scenario (with a combination of PWERM and CVM equity allocation assuming automatic conversion and participation on a fully diluted basis) and an alternative exit scenario (with OPM allocation) sale scenario. The equity value of the Company in the future-event scenario was determined using an OPM backsolve approach that was based on the $[***] price paid per share for the Company Series Mezzanine 2 preferred stock in an arm’s-length transaction with new and existing investors. Based on the number of fully diluted, as-converted shares then outstanding, the price paid per share for Series Mezzanine 2 preferred stock implied an aggregate equity value of the Company of approximately $[***] as of the date of the July 2019 Valuation. The IPO scenario in the July 2019 Valuation assumed that all shares of preferred stock would convert into shares of common stock and would no longer have the liquidation preferences, conversion and anti-dilution rights, and preferential rights attributable to the preferred stock as compared to the common stock prior to the IPO. The July 2019 Valuation weighted the IPO scenario at [***]% and the alternative exit scenario at [***]%. A discount was then applied for lack of marketability of [***]% in the IPO scenario [***]% in the alternative exit scenario, determined by an Asian put option analysis, which considered the timing of each future-event scenario.
The December 2019 Valuation was prepared using a PWERM, giving weight to three valuation scenarios: (1) a future IPO, (2) a future sale or recapitalization of the business, and (3) a liquidation scenario assuming none of the Company’s clinical research programs achieved success. For the IPO scenario, the equity value was estimated using a market-based approach, the guideline public company method. For the future sale or recapitalization scenario, the equity value was estimated using a market-based approach, the precedent transaction method. For the liquidation scenario, the equity value was estimated using a cost-based approach, the asset accumulation method. Equity value was allocated to outstanding securities using the CVM for the IPO and liquidation scenarios, and OPM for the sale or recapitalization scenario. The December 2019 Valuation probability weighted the IPO scenario at [***]%, the future sale or recapitalization scenario

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at [***]%, and liquidation scenario at [***]% based on an analysis of clinical success approval rates for the biotechnology industry. A discount was applied for lack of marketability of [***]% in the IPO scenario. Discounts were also applied for lack of marketability of [***]% and for lack of control of [***]% in the precedent transaction method. The discount for lack of marketability for the IPO scenario in the December 2019 Valuation was higher than in the July 2019 Valuation because the IPO scenario in the December 2019 Valuation assumed an IPO would not be completed within the next two years, whereas the July 2019 Valuation assumed an IPO completion timeframe of approximately three months.
The July 2019 Valuation and the December 2019 Valuation resulted in a valuation of the Company’s common stock as of those valuation dates of $[***] and $[***] per share, respectively. Based on these results, as well as consideration of other qualitative factors, the Board determined that the fair value of the Company’s common stock was $[***] per share as of July 30, 2019 and $[***] per share as of April 21, 2020.
In contrast, if the Company had applied a weighting of 100% to the IPO scenario, the fair value of the Company’s common stock in the July 2019 Valuation would have been $[***] per share and the fair value of the Company’s common stock in the December 2019 Valuation would have been $[***] per share (each before giving effect to any discount for lack of marketability).
Comparison of Most Recent Valuations and Preliminary Price Range
As noted above, the Preliminary Price Range is approximately $[***] to $[***] per share. As is typical in IPOs, the Preliminary Price Range was not derived using a formal determination of fair value, but was determined based on discussions between the Company and the underwriters. The Preliminary Price Range was not set until August 1, 2020. Among the factors that were considered in setting the Preliminary Price Range were the following (collectively, the “Primary Price Factors”):

•
the recent general market conditions, including the market prices of, and the demand for, publicly traded common stock of comparable companies, the rebound of the life sciences IPO markets during the past couple of months (following the initial downturn resulting from the COVID-19 pandemic), and the high volume of recent successful securities offerings in the biotech industry;

•
the valuations of comparable companies that completed or launched IPOs in 2019 and 2020 to date as well as such companies' performance in the months following their IPOs which valuations reflected increases from the last private rounds of equity financing prior to such IPOs, i.e. reflecting step-up multiples in the IPO;

•	the economic effects and other circumstances arising from or relating to the COVID-19 pandemic;

•
the Company has progressed toward its IPO by confidentially submitting a Draft Registration Statement on Form S-1 on June 26, 2020, and subsequently publicly filing a Registration Statement on Form S-1 on July 28, 2020;

•	the Company’s financial condition and prospects;

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•	estimates of business potential and earnings prospects for the Company and the industry in which it operates;

•
the fact that a successful completion of the IPO would strengthen the Company’s balance sheet, provide access to public equity and provide enhanced operational flexibility, increasing the value of the Common Stock compared to that of a private company;

•	the Company and the underwriters have received positive feedback from the Company’s “testing the waters” (“TTW”) meetings with investors; and

•	progress of the Company’s development programs.
The Company believes that the difference between the fair value of its common stock as of July 30, 2019 of $[***] per share and April 21, 2020 of $[***] per share is the result of the Primary Price Factors above and the following factors and significant developments with respect to the Company’s business that occurred subsequent to July 30, 2019 and prior to April 21, 2020:

•
the likelihood of the consummation of the IPO decreasing (the Company ceased pursuing its IPO and withdrew its previously filed Registration Statement in November 2019), as reflected in a [***]% decrease in the probability weighted IPO scenario between the July 2019 Valuation and the December 2019 Valuation;

•
the onset of the COVID-19 pandemic and substantial related disruptions to the capital markets and significant related economic, business and other uncertainties leading into the April 21, 2020 valuation;

•
the expected increase in the number of shares of common stock outstanding as a result of the conversion of $15.0 million of convertible notes (the “2020 Notes”) issued to certain investors upon a financing transaction, which was completed in April 2020. The 2020 Notes are convertible into common stock at a conversion price equal to the lesser of (i) 90% of the IPO price per share, or (ii) an enterprise valuation of $350 million divided by the Company’s fully diluted share total as of immediately prior to the conversion (and without giving effect to the shares issuable upon conversion of the 2019 Note or the 2020 Notes), which such maximum enterprise valuation under the 2020 Notes is lower than the implied equity value of the IPO scenario in the July 2019 Valuation; and

•
the likelihood that a preferred stock financing (that was previously contemplated by the Company at the time of the December 2019 Valuation but which did not occur) would have resulted in an increase in the number of shares of the Company’s outstanding capital stock with an implied valuation of the Company’s common stock lower than the per share price of the common stock indicated in the prior Valuations.

Unlike the valuations performed in connection with the Company’s stock option grants as a private company, the Preliminary Price Range excludes any discount for the lack of marketability of the Company’s common stock and takes into account that the proposed IPO would provide significant cash proceeds to the Company to help advance its development programs and substantially strengthen its balance sheet, providing

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protection during a potentially very volatile time with the COVID-19 pandemic and upcoming election. Additionally, since April 21, 2020, the Company has received preliminary data from Part 2 of its Phase 1 trial of INBRX-109, the most advanced therapeutic candidate in the Company’s pipeline, as well as early activity from its Part 1 data of its Phase 1 trial of INBRX-106. Further, since April 21, 2020, the Company has taken significant steps toward the completion of its IPO, including holding an organizational meeting in June 2020, confidentially submitting a Draft Registration Statement on Form S-1 on June 26, 2020, publicly filing a Registration Statement on Form S-1 on July 28, 2020, and having progressed through TTW meetings with positive and encouraging feedback from the underwriters.
We hereby further request, pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the return of the unredacted version of this letter. The Company believes that return of the supplemental information contained in this letter will protect the interests of investors and is consistent with the provisions of the Freedom of Information Act by maintaining in confidence the potential valuation of the Company that may, if disseminated, negatively impact the trading in the common stock of the Company following the IPO. The Company advises the Staff that it has not filed the supplemental information subject to this request in electronic format. Please return this letter to the Company, in care of the undersigned, a responsible representative of the Company, at 11025 N. Torrey Pines Road, Suite 200, La Jolla, CA 92037.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (858) 314-1515.

Sincerely,

/s/ Jeremy D. Glaser
Jeremy D. Glaser

cc:

Securities and Exchange Commission
Laura Crotty
Mary Beth Breslin

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MINTZ

August 3, 2020

Inhibrx, Inc.
Mark Lappe
Leah Pollema
Kelly Deck

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Megan N. Gates
Melanie Ruthrauff Levy

Cooley LLP
Charles S. Kim
Sean Clayton
Richard Segal

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